UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☐       Merger

☒       Liquidation

☐       Abandonment of Registration

☐       Election of status as a Business Development Company

2.	Name of fund: NorthStar Corporate Income Fund-T

3.	Securities and Exchange Commission File No: 811-23116

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

590 Madison Avenue, 34th Floor

New York, NY 10022

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Cynthia R. Beyea

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

(202) 383-0472

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

DST Systems, Inc. (transfer agent) (“DST”)

1055 Broadway, 7th Floor

Kansas City, MO 64105

(816) 435-1626

As the Registrant’s transfer agent, DST is responsible for maintaining share transaction and other shareholder records.

MUFG Union Bank, N.A. (custodian) (“MUFG”)

350 California Street, Suite 2018

San Francisco, CA 94104

(415) 705-7215

As the Registrant’s custodian, MUFG is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

Colony NorthStar, Inc.

Attn: Sandra M. Forman

Deputy General Counsel, Senior Vice President and Chief Compliance Officer, Registered Funds

515 South Flower Street, 44th Floor

Los Angeles, CA 90071

(310) 282-8820

Colony NorthStar, Inc., the parent of the Registrant’s investment adviser, is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

8.	Classification of fund (check only one):

☒       Management company;

☐       Unit investment trust; or

☐       Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

CNI CCEF Advisors, LLC (formerly NSAM B-CEF Ltd)

c/o Colony NorthStar, Inc.

515 South Flower St., 44th Floor

Los Angeles, CA 90071

OZ Institutional Credit Management LP

9 West 57th Street, 39th Floor

New York, NY 10019

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

NorthStar Securities, LLC
5299 DTC Boulevard, Suite 900
Greenwood Village, CO 80111

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): Not Applicable

(b)	Trustee’s name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: December 21, 2017

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: As permitted by the fund’s Declaration of Trust, the board of trustees approved the liquidation and termination of the fund without shareholder approval.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: December 26, 2017

(b)	Were the distributions made on the basis of net assets?

☒ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes ☒ No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes ☒ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $20,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Printing: $2,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $22,000

(b)	How were those expenses allocated?

The Fund paid the expenses of the liquidation.

(c)	Who paid those expenses?

The Fund paid the expenses of the liquidation.

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Not Applicable

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-_____

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not Applicable

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of NorthStar Corporate Income Fund-T, (ii) she is the Secretary of NorthStar Corporate Income Fund-T, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

By:	/s/ Sandra M. Forman
Sandra M. Forman
Secretary